Exhibit 13

RAND CAPITAL CORPORATION
CODE OF ETHICS

Resolutions Unanimously Adopted at a Meeting of the Board of Directors on
July 22, 1994

RESOLVED, that Rand Capital Corporation (the "Company") hereby adopts a Code of Ethics, as required by the rules of the Securities and Exchange Commission under the Investment Company Act of 1940, as follows:

1.  Certain Definitions.  As used in this resolution, the following terms shall have the following meanings:

            (a)  "Advisory Person" shall mean:

 (i)  any employee of the Company (or any company in a control relationship to the Company) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a security by the Company, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and

(ii) any natural person in a control relationship to the Company who obtains information concerning recommendations made to the Company with regard to the purchase or sale of a security.

            (b)  "Access Person" shall mean any director, officer or Advisory Person of the Company.

2.  Determination of Identity of Access Persons.  It is hereby determined that, for the purposes of this policy, each director, officer and full-time employee of the Company shall be deemed to be an Access Person.

3.  Annual Notice.  Each Access Person of the Company shall be advised, in writing, no less frequently than annually, that:

(a)   in connection with any securities held or to be acquired by the Company, it is unlawful for an Access Person of the Company to:

(i)    employ any devise, scheme or artifice to defraud the Company;
(ii)   make to the Company any untrue statement of a material fact or omit to state to the Company a material fact that would be, by its omission, misleading;
(iii)  engage in any act, practice or course of business which would operate as fraud or deceit upon the Company;
(iv)  engage in any manipulative practice with respect to the Company.

(b)  it is a fundamental policy of the Company that the Company shall not purchase any securities of a company if any of the directors or officers of this Company owns more than 1/2 of one percent (.5%) and such persons owning more than 1/2 of one percent (.5%) together own 5% or more of the shares of such company.

 4.  Reports Required from Access Persons.  Each Access Person of the Company shall report to the Company, wish respect to transactions in any security in which such person has direct or indirect beneficial ownership that was issued by an issuer of securities held or to be acquired by the Company, the following information no later than ten (10) days after the end of the calendar quarter in which the transaction occurs:

(a)  the date of the transactions, the title and number of shares and the principal amount of each security involved;
(b)  the nature of the transaction (i.e. purchase, sale of any other type of acquisition of disposition);
(c)  the price at which the transaction was effected; and
(d)  the name of the broker or other dealer with or through whom the transaction was effected.

5.  Review and Maintenance of Reports.  Copies of any reports received by the Company under paragraph 4, above, shall be circulated to and reviewed by the Board of Directors.  The Secretary of the Company shall maintain copies of any such report in the permanent records of the Company.